Exhibit 99.1

Global Mofy Metaverse Announces New Subsidiary for AI Technology
Monetization and Synthetic Video Content Creation

Beijing, March 11, 2024 – Global Mofy Metaverse Limited (the “Company” or “Global Mofy Metaverse”) (Nasdaq: GMM), a technology solutions provider engaged in virtual content production and the development of digital assets for use in the broader digital entertainment industry, today announced the establishment of a new subsidiary, Gauss AI, which will focus on the monetization of artificial intelligence generated content (AIGC), AI-generated 3D digital assets and synthetic video content creation. The Company’s strong belief that it will be successful in these rapidly expanding markets stems from its extensive digital asset library and database, along with its strong track record of innovation and technological advancement.

Synthetic video involves the use of AI and computer graphics techniques across numerous industries, including entertainment and media, to produce realistic-looking videos, stunning visual effects, animations, and game development. It enhances efficiency and quality through machine learning algorithms that automate tasks in the video production process, such as editing, color correction, and motion graphics. This evolving technology often involves the creation of computer-generated imagery (CGI), and has a wide range of applications in various industries, including entertainment, virtual production, video editing, and more and is becoming routinely used to create advertisements, product promotions, brand campaigns, and more.

Gauss AI, the new subsidiary of Global Mofy Metaverse, will specialize in providing advanced AI solutions to customers, fostering content creation by focusing on helping customers achieve greater efficiency, intelligence, and innovation at a reduced cost. Gauss AI plans to invest in its product and technology roadmaps, as it benefits from existing and new opportunities in the digital entertainment industry, which is being transformed by the wider global adoption and implementation of AI. Its main services will include the development of AI content creation and management systems, as well as synthetic video creation.

Mr. Haogang Yang, CEO of Global Mofy Metaverse, stated, “Customers are trying to come to terms with the challenges and changes AI is bringing to the digital entertainment and content creation industries. Traditional systems and processes are now at a disadvantage given the rapid change we are witnessing. We do not expect the pace or impact to lessen moving forward due to the proliferation of smart devices in virtually every aspect of our daily at both work and home – all of which need compelling content to entertain, educate, sell and inform.”

“This is an exciting time for us, given the potential for accelerated growth opportunities and business scale. Our goal is to leverage the company’s expertise in digital content creation and licensing to help customers position themselves for this new competitive reality, while helping them benefit from lower costs and greater efficiencies in content creation, deployment, and management. We believe we are well positioned competitively with one of the leading digital asset banks in China, a strong customer base, and a track record of technology innovation in providing customers with a one-stop, lower-cost solution to create high-quality, virtual content for the digital entertainment industry.”

About Global Mofy Metaverse Limited

Global Mofy Metaverse Limited (Nasdaq: GMM) is a technology solutions provider engaged in virtual content production, and the development of digital assets for the digital entertainment industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 30,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy Metaverse Ltd. Investor Relations Department ir@mof-vfx.com	Global IR Partners David Pasquale GMM@globalirpartners.com